MULTIMEDIA, INC. ANNOUNCES PLANS FOR INFORMATION
     SUPERHIGHWAY PLATFORM, ADDITIONAL PROGRAMMING AND
     DISTRIBUTION INITIATIVES

     GREENVILLE, S.C. -- Feb. 15, 1994 -- Walter Bartlett, Chairman, President and Chief Executive Officer of Multimedia, Inc., today announced that the Company is beginning a series of strategic initiatives intended to strengthen its competitive position, enhance the value of its assets, and take advantage of opportunities that have resulted from the success of its core businesses of newspaper publishing, broadcasting, entertainment programming and cable television.
     "These initiatives, which include a five-year $150 million investment in the technological upgrade of our cable operations, represent an important part of Multimedia's plan to optimize its long-term growth and profitability in the rapidly converging communications universe. Multimedia's solid earnings and cash flow history, including profitability margins that have been among the best in the media business, has placed it in a position where it can finance these investments in programming and distribution from internal cash flow and existing credit lines," Bartlett said.
     "The $150 million cable upgrade will give our systems the capacity they need for the 500-channel future, as well as provide us access to the information superhighway," he continued.
     "We will invest approximately $45 million in each of the next two years to replace the coaxial wire in our cable systems with fiber. As we complete each part of the upgrade, we will be able to offer increasing numbers of our cable customers up to 110 channels of cable programming, compared to a current average of 40 channels in most of our systems. These will include a wider selection of premium channels already available as well as the new home shopping channels and video games that are due to be launched.


                                  1 of 6

     "The last portion of the $150 million program will include digital compression and the installation of interactive converter boxes in the homes of the 50% of our customers that we expect will want the new interactive services. Industry standards are now being developed for these boxes, which are due to become available in 1995. Following that phase of the upgrade, we will be ready to offer our customers all of the proposed new interactive video services. The most significant of these is expected to be video on demand, which will allow customers to order and view movies, sports, news and other programming at will. Other services could include more sophisticated, interactive versions of video games and home shopping channels, as well as electronic Yellow Pages and other classified advertising."
     Bartlett noted, "The strategic investment we're making in our cable systems between now and the end of 1997 will enable us to fully participate in the additional revenue streams resulting from potentially hundreds of new cable channels.
     "We're also pleased to announce that we have signed a definitive agreement for the acquisition of 50,000 cable subscribers in areas contiguous to Wichita, Kansas. The transaction will fulfill our goal of obtaining cable access to virtually every household in the Wichita MSA (metropolitan statistical area). This continues our long-term strategy of concentrating cable acquisitions in areas where we already have strong presence."
     The Company said that the transaction involves the exchange of approximately 39,000 Multimedia subscribers in Illinois and northern Oklahoma for a similar number of Tele-Communications, Inc. subscribers, plus the payment of an undisclosed amount of cash to TCI for the additional subscribers.
     "By building our cable operations in geographic clusters, we have developed excellent operating and advertising economies of scale over the past 10 years. Clustering has also given us opportunities for ancillary businesses that we wouldn't have had otherwise, which is why we believe it will be even more important to the value of cable systems in the future," Bartlett said.
     Don Sbarra, Multimedia Senior Vice President of Operations, said that one ancillary business that has already resulted from Multimedia Cablevision's strong presence in Wichita is an alternate access system. The Company has signed a partnership agreement with Hyperion Telecommunications, Inc., a subsidiary of Adelphia Cable Communications, to offer alternate access to long distance networks such as AT&T, MCI and Sprint for commercial customers in that area.
                                  2 of 6

     Sbarra added, "We have completed the electronic nerve center of this new alternate access system, and have begun construction of a network of fiber-optic loops around Wichita using our cable right-of-ways. We believe our excellent reputation for cable customer service in Wichita will facilitate our entry into this business, which has previously been dominated by regional telephone companies. Customers have been particularly enthusiastic about the network's full-redundancy feature, which means a series of back-up systems providing virtually fail-proof reliability.
     "This is an excellent example of the way we can explore new revenue-producing businesses with strategic partners that have expertise complementary to our own. In the case of Multimedia Hyperion Telecommunications, Hyperion has both technical and marketing expertise for alternate access systems, and Multimedia has a strong reputation in cable networks and customer service. Our first alternate access system customers are going on-line late in the first quarter, and we expect to continue to add customers as our network reaches more office buildings," Sbarra continued.
     Bartlett also announced that Multimedia's largest daily newspapers, located in Greenville, S.C., Asheville, N.C., and Montgomery, Ala., have agreed to join a consortium being formed by BellSouth Enterprises Inc. and Cox Enterprises Inc. The consortium will market telephonic classified and Yellow Page advertising throughout BellSouth's service area using data from the newspapers in the consortium. The agreement fits Multimedia's objective of solidifying its newspapers' positions as primary providers of information and advertising to their markets, using different formats or means of access.
     Multimedia's television station in Knoxville, Tennessee, top-rated WBIR-TV, has also entered a similar strategic venture -
- - planning the launch of a local news and talk cable channel in
partnership with Scripps Howard Cable TV of Knoxville.   Other
area cable operators have also agreed to carry the channel, so that it will be accessible to at least 180,000 homes or about 70% of Knoxville's cable households by its launch in the spring of 1994.
     The channel will offer three hours of original programming each weekday, in addition to rebroadcasts of WBIR newscasts and other programs. A half-hour program, alternating between cooking, health care, computers, pets and lifestyles, will be featured during the day. A one-hour call-in talk show will be offered each evening during primetime. The channel will also offer two half-hour original weather programs and a half-hour original newscast each weekday.
                                  3 of 6

     Bartlett said, "We will continue to explore strategic partnerships such as the ones we have formed with Hyperion, BellSouth, Cox Enterprises and Scripps Howard."
     Bartlett noted that Multimedia's newspaper division is beginning a $15 million upgrade in its Montgomery, Ala., newspaper plant. The printing facility will be replaced and a more efficient, up-to-date printing press acquired for a total of $15 million, with $4 million of that to be invested in 1994. The new press will enable the Montgomery paper to produce more custom-printed pieces for advertisers that it cannot currently do because of lack of capacity and limited format. The press will also make more efficient use of newsprint and will improve the color advertising capabilities of the newspaper.
     The security operation, Bartlett said, will also be increasing its capital investments in 1994. In January, the division opened its seventh sales office, in St. Louis, and it plans to open another sales office in a to-be-determined city later during 1994. The continued expansion should help Multimedia to solidify a market position in an industry offering much opportunity. The division currently monitors more than 52,000 security customers from a central monitoring station in Wichita, Kansas. During 1993 the Company opened its fifth and sixth security sales offices, located in Chicago and Houston, and aggressive marketing has enabled it to almost triple security revenues over the last two years.
     Multimedia Entertainment, known for its long-running talk show hits, DONAHUE and SALLY JESSY RAPHAEL, is launching a new show, SUSAN POWTER, in September. Based on enthusiastic response at the National Association of Television Program Executives (NATPE) convention in January, the Company expects SUSAN POWTER to appear in at least 80% of the country and 90% of the major markets when it debuts in September. The Powter show, said Bartlett, represents a totally different kind of talk show hosted by one of the fastest-rising media personalities today. The host is the author of a best-selling motivational book and the star of a very successful infomercial, both titled "Stop the Insanity."
     In addition, Bartlett said Multimedia is developing a half-hour talk show to be hosted by Dennis Prager, a well-known Los Angeles radio personality. Although marketing of the show began only recently, the Company has already received offers to purchase the show from many major stations, including several in New York, Los Angeles and Chicago. The Prager show would expand Multimedia's presence in late-night programming, which began with its launch of RUSH LIMBAUGH, THE TELEVISION SHOW in September 1992.
                                   4 of 6

     Bartlett added that Multimedia has decided to limit its involvement in production of movies for television in favor of allocating resources to the development of programming that offers more long-term profit potential. It continues to work on the development of a Talk Channel for cable, which has been announced previously.
     Multimedia is currently finalizing negotiations with the country's major cable operators for carriage of the channel and anticipates a September 1994 launch. Bartlett explained that the Talk Channel will provide cable with a 24-hour news-based format offering interaction between the programs and the viewers.
     The Talk Channel, Bartlett said, represents an important opportunity to transfer Multimedia Entertainment's talk show expertise and an excellent industry-wide reputation to a growing medium. The company believes that the Talk Channel will increase the value of its Entertainment division and programming franchise, and create a potentially significant source of revenues and future profit.
     Bartlett said, "We're very proud that the talk show genre, which we started 26 years ago with DONAHUE, continues to grow in audience share. However, one result of that growth in popularity has been a proliferation of daytime talk shows -- from six to 15 in the last four years. To protect the popularity of our existing shows and to help launch our new programs, Multimedia will increase its investments in production and promotion during 1994. This will have the effect of holding our entertainment division's operating profit to approximately the level achieved in 1993.
     "Capital expenditures for 1994 will total $89 million, up from $47 million in 1993," Bartlett said. "These investments will affect 1994 results in two ways. Depreciation and amortization will increase by about $9 million. Because most of the capital investment and therefore the increased depreciation will be in Multimedia Cablevision, we expect operating profit in that division to decrease from the 1993 level.
     In addition, the amount of cash available to reduce debt will be approximately $30 million, compared to $80 million repaid last year. Therefore, we expect our 1994 interest expense to be only slightly lower than the 1993 level," Bartlett explained.
     He continued, "We expect good improvement in results from our newspaper and broadcasting divisions in 1994. However, the short-term effect of the investments we're making will be to temporarily slow the growth rate of Multimedia's earnings per share, which have increased at a compound annual rate
                                  5 of 6
of 21% over the last five years. Based on our early projections, we believe that
1994 operating cash flow* will increase approximately 5%, and earnings from continuing operations will increase less than 5% over the 1993 level of $1.88 per share.
     "The capital and operating initiatives we've announced today will lay important groundwork for the company's future success. Multimedia will go forward with these investments using the same conservative but decisive operating philosophy and strategic goal of maximizing long-term shareholder value that have made us one of the most profitable businesses in the media industry," Bartlett concluded.
     Multimedia, Inc. is a diversified media company headquartered in Greenville, S.C., which publishes 11 daily and 49 non-daily newspapers, owns and operates five television and five radio stations, operates more than 125 cable franchises in five states, monitors approximately 52,000 security alarm subscribers and produces and syndicates quality television programming, including DONAHUE, SALLY JESSY RAPHAEL, JERRY SPRINGER and RUSH LIMBAUGH, THE TELEVISION SHOW.

*Operating cash flow, as defined by the Company, is operating profit plus depreciation and amortization, and amortization of stock awards and stock options.

                    Contact:  Markeeta McNatt
                              Vice President - Investor Relations
                                  and Corporate Communications
                              (803) 298-4819



                                    ###